Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
2016 CAPITAL EXPENDITURES PLANS
(All financial figures are approximate and in Canadian dollars unless otherwise noted)
January 7, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its capital expenditures plans for 2016.
Crescent Point expects to spend between $950 million and $1.3 billion to target an annual average production range of 165,000 boe/d to 172,000 boe/d in 2016. This represents an average production increase of approximately one to five percent compared to 2015 guidance and a decrease in planned capital expenditures of approximately 16 to 39 percent versus 2015 estimates.
"With oil prices near multi-year lows, our 2016 plans are conservative and disciplined," said Scott Saxberg, president and CEO of Crescent Point. "We are reducing our capital expenditures significantly from 2015 and expect to live within cash flow to protect our balance sheet. We are starting the year strong and are well positioned to achieve our 2016 targets. We have a healthy balance sheet, a solid December 2015 exit production rate in excess of 175,000 boe/d and approximately 34 percent of our 2016 crude oil production hedged at an average price of CDN$83 per bbl."
Crescent Point is flexible in how it manages its business and will protect its balance sheet. First quarter spending is consistent in all capital scenarios with spending flexibility planned for after spring break-up. The Company is able to add or reduce capital toward the end of the second quarter, depending on the price environment at that time.
Crescent Point has a high rate-of-return, low-risk drilling inventory that provides additional flexibility when allocating capital. The Company's 2016 plans currently include at least $150 million of long-term growth capital related to strategic projects such as waterflood initiatives, new completions technologies and step-out drilling. Such long-term growth expenditures could be re-allocated to higher rate of return drilling in order to optimize short-term capital efficiencies, which could add approximately 3,000 boe/d to the Company's annual average production guidance, depending on timing. Crescent Point could also shift an estimated $130 million of 2017 and 2018 hedging gains into 2016 in a US$40/bbl WTI oil price environment.
Crescent Point was successful in decreasing average drilling and development capital costs by more than 30 percent over the course of 2015. If low oil prices persist, the Company expects an additional five to 10 percent reduction in its capital costs beyond those reductions achieved during 2015.
Based on drilling and development capital, which represents approximately 84 percent of the capital budget, the Company estimates it will add production in 2016 at a capital efficiency of approximately $21,000 per flowing boe, or approximately $19,000 per flowing boe excluding long-term growth capital. The Company's 2016 production guidance includes approximately 1,700 boe/d of shut-in production, on an annualized basis, which assumes normal spring break-up conditions. In addition, the Company also plans to shut-in approximately 1,600 boe/d of production by the end of the year as part of its strategic waterflood programs. Crescent Point's waterflood program is expected to lower decline rates and improve the Company's long-term sustainability. The Company's 2016 base corporate decline rate is budgeted to be approximately 28 percent.
"Over the past several years, we have continually increased our focus on waterflood projects, implementation of new technology and cost saving initiatives," said Saxberg. "These long-term initiatives have improved our capital efficiencies and substantially lowered our corporate decline rate from 35 percent to 28 percent. We will potentially spend less than we did in 2011 when we were a much smaller company and averaged production of 74,000 boe/d."

2016 CAPITAL SPENDING DETAILS
For 2016, Crescent Point expects to spend between $950 million and $1.3 billion, which is approximately a 16 to 39 percent reduction from 2015 estimates. Approximately 84 percent of this capital has been allocated to drilling and development activities, including the drilling of approximately 480 to 630 net wells. Investments in infrastructure, land and seismic represent approximately 16 percent of the budget. Planned infrastructure investments include gas plant expansions, new crude oil batteries, and pipeline infrastructure to provide for long-term growth.
"Our 2016 drilling program is very similar to 2015," said Saxberg. "We are positioned in high-netback, light and medium gravity oil-weighted plays that continue to generate top-quartile returns. We have reduced capital costs across our entire asset base and at a US$50/bbl WTI oil price, approximately two-thirds of our 2016 drilling program is expected to generate payouts of two years or less. This excludes any additional benefit from our ongoing cost savings and waterflood initiatives."
% of Capital Budget	Viewfield Bakken	Shaunavon	Flat Lake / Midale	SE Sask. Conventional	Viking	Uinta Basin	Other Properties(1)
2016	23%	18%	16%	10%	11%	7%	15%
2015	25%	17%	18%	12%	9%	12%	7%
(1)            Other Properties includes properties in Alberta, Saskatchewan, North Dakota and Manitoba.
By the end of 2016, Crescent Point expects to have waterfloods initiated in each of its core resource plays. The Company plans to accelerate the conversion of producing wells to water injection wells, targeting the conversion of more than 120 wells, an increase of more than 70 percent compared to 2015. These conversions will primarily take place in the Viewfield Bakken and Shaunavon oil resource plays. In addition, the Company plans to expand waterfloods in the unconventional Midale and Swan Hills plays. Waterflood pilots have also been budgeted for the Viking, Uinta Basin and Flat Lake plays. A successful waterflood pilot in Flat Lake would open up an additional opportunity for future waterflood development in the Three Forks zone, south of the Canada/U.S. border. The high-quality, shallow nature of the Company's Saskatchewan plays provides the opportunity to outperform with lower cost and higher recovery factors relative to other plays in North America.
The Company has plans for additional long-term projects to test new completions technologies and drill several step-out wells within each play. Crescent Point's long-term capital component of its 2016 budget targets expanding pool boundaries in its Viewfield Bakken and Shaunavon plays, as well as its earlier-stage Flat Lake, unconventional Midale and Uinta Basin plays. The Company's 2016 step-out drilling plans in the Uinta Basin are expected to build on the Company's horizontal and vertical drilling success in 2015 and recent 3-D seismic program. Crescent Point also has a large inventory of low-cost, high-return drilling opportunities within its conventional asset base across southeast Saskatchewan that forms a strong base for the Company's 2016 capital program.
Only eight percent of the Company's 2016 capital expenditures and approximately 10 percent of the Company's estimated production is based in Alberta, reducing uncertainty associated with the ongoing Alberta royalty review.
2016 GUIDANCE
Crescent Point is well positioned to generate strong operating and financial results through 2016. The Company is disciplined in its capital spending plans and expects to live within cash flow to protect its balance sheet, production and dividend.
Including the monetization of its 2017 and 2018 hedges, the Company expects to live within cash flow at WTI prices down to US$40/bbl. Approximately 34 percent of the Company's 2016 oil production, net of royalty interest, is hedged at a weighted average price of approximately CDN$83/bbl.
During fourth quarter 2015, Crescent Point increased its capital by approximately $100 million in order to enhance its capital spending flexibility during 2016 and to enter the year with strong production levels. The Company plans to have an active drilling program during first quarter 2016 and will target production growth near the upper-end of its guidance range in a higher commodity price environment. If spot oil prices remain depressed, the Company expects its 2016 capital expenditures will be at the lower end of its range.
"It is key to point out that we're not planning to just drill our best inventory in this budget," said Saxberg. "We have approximately 7,500 locations in inventory with plans to drill fewer than 630 wells in 2016, which gives us a tremendous amount of flexibility in our capital allocation. For example, we could reallocate our long-term capital projects, which would result in an increase to our 2016 production guidance by approximately 3,000 boe/d if we so choose. However, we believe we still need to focus on both short- and long-term objectives in this environment."

Crescent Point's longer-term projects are expected to enhance the Company's sustainability by lowering its corporate decline rate, improving its capital efficiencies and increasing the size and value of its resource base. Waterflood advancement has the potential to lower the Company's relative corporate decline rate by four to seven percent per year over the next several years. This equates to a one to two percent annual change in the absolute corporate decline rate. Since 2011, Crescent Point has successfully lowered its corporate decline rate from 35 percent to 28 percent, a relative reduction of 20 percent.
"Our capital plans in 2016 balance our near-term production targets with our long-term development goals, plus provide us with the flexibility to respond to this volatile price environment," said Saxberg.
Crescent Point retains a significant amount of liquidity with an estimated $1.4 billion of unutilized bank credit capacity at the end of 2015, and remains committed to maintaining its strong financial position and maximizing long-term shareholder return.
The Company's guidance for 2016 is as follows:
Production
Oil and NGL (bbls/d)	147,500 – 153,500
Natural gas (mcf/d)	105,000 – 111,000
Total (boe/d)	165,000 – 172,000
Capital expenditures(1)
Drilling and development ($000)	808,000 – 1,067,000
Facilities, land and seismic ($000)	142,000 – 233,000
Total ($000)	950,000 – 1,300,000
 (1)            The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

FORWARD-LOOKING STATEMENTS
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, to the following: the performance characteristics of Crescent Point's oil and natural gas properties; the Company's expected 2016 production levels; the Company's 2016 capital budget, including amounts allocated to drilling and development, infrastructure, undeveloped land and seismic; expectations to live within cash flow; the Company's ability to be flexible in its capital budgeting over the course of 2016; anticipated services cost savings if oil prices remain low; anticipated shut-in production levels; full cycle capital efficiencies; expected decline rates; anticipated efforts to expand pool boundaries; potential technological improvements and their impact on production and reserve additions; levers available to the Company to manage its balance sheet, dividend and capital program; the ability of the Company to weather the present commodity price environment; the Company's waterflood plans, including the planned conversion of producing wells to injection wells and the potential impact of waterflood activity on decline rates; the Company's plan to focus on technology and the potential impact such focus may have on capital efficiencies, the value of its drilling inventory and the size of the Company's resource base; drilling plans; identification of new low-cost high return drilling opportunities; plant expansions; new batteries; pipeline infrastructure additions; payout expectations; the possible monetization of hedges and the expected impact monetization would have on cash flow; expected impact of future actions on decline rates, capital efficiencies and the size and value of the Company's resource base; and potential adjustments to production guidance.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form under "Special Notes to Reader" and "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2014, under the headings "Risk Factors" and "Forward-Looking Information." The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2014, under the headings "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies" and "Outlook", and in the Management's Discussion and Analysis for the period ended September 30, 2015, under the headings "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Changes in Accounting Policies", "Outlook" and "Forward-Looking Information". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Barrels of oil equivalent ("boes") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The approximately 7,500 drilling locations referenced in this press release are comprised of 2,391 proved locations, 934 probable locations and approximately 4,175 unbooked internally identified locations.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone: (403) 693-0020                                                                      Toll-free (U.S. & Canada): 888-693-0020
Fax:                    (403) 693-0070                                                                      Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1